Exhibit 99.7

April 20, 2016

The Manager — Listing
BSE Limited
(BSE: 507685)	022 22723121

The Manager — Listing
National Stock Exchange of India Limited.	022 26598237
(NSE: WIPRO)

The Market Operations,
NYSE, New York	0012126565780
(NYSE: WIT)

Dear Sirs,

Sub: Outcome of Board Meeting held today, i.e. on April 20, 2016

Further to our intimation dated April 12, 2016 and in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirement) Regulations, 2015, we wish to inform you that the Board of Directors of the Company at its meeting held on April 20, 2016 has approved a proposal to buyback up to 4,00,00,000 Equity Shares (Four Crores Only) of the Company for an aggregate amount not exceeding Rs. 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores Only) (hereinafter referred to as the “Buyback Size”) being 1.62% of the total paid up equity share capital, at Rs. 625 (Rupees Six Hundred and Twenty Five only) per Equity Share (hereinafter “Buyback Price”). The buyback is proposed to be made from all existing shareholders of the Company (including persons who become shareholders by cancelling American Depository Receipts and receiving underlying Equity Shares) on the Record Date on a proportionate basis under the tender offer route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (“Buyback Regulations”) and the Companies Act, 2013 and rules made thereunder. The Buyback Size does not include any expenses incurred or to be incurred for the buyback like filing fees payable to the Securities and Exchange Board of India, advisors fees, public announcement publication expenses, printing and dispatch expenses, and other incidental and related expenses.

Members of the Promoter and Promoter Group of the Company have indicated their intention to participate in the proposed buyback.

The Board has determined that the Record Date for the proposed buyback is May 6, 2016.

The public announcement setting out the process, timelines and other requisite details will be released in due course in accordance with the Buyback Regulations. The Company has formed a Buyback Committee to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the proposed buyback.

The pre-buyback shareholding pattern as on March 31, 2016 is enclosed at Annexure A. This is for your information and record.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Annexure A

Pre-Buyback Shareholding Pattern of the Company as on March 31, 2016

Shareholders	No. of shareholders	No. of Shares	% of Shares
Promoter and Promoter Group:
Individuals	4	95,419,432	3.86
Companies/Other Entities	6	1,716,603,032	69.48
Sub Total	10	1,812,022,464	73.34
Indian Financial Institutions	37	64,189,051	2.6
Banks	16	397,998	0.02
Mutual Funds	196	48,295,077	1.95
Sub Total	249	112,882,126	4.57
Foreign Holding:
Flls/FPIs	563	270,201,038	10.94
NRIs	6140	11,157,493	0.45
ADRs	1	48,661,452	1.97
Foreign Nationals and Overseas Corporate Bodies	11	16,797,148	0.68
Sub Total	6715	346,817,131	14.04
Indian Public, Corporates & Others	220,387	198,991,569	8.05
Total	227,361	2,470,713,290	100.00

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